July 24, 2009

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549-6010

Re:          Loews Corporation
Comment Letter dated June 22, 2009 (the “Comment Letter”)
Form 10-K for the Year Ended December 31, 2008
Filed on February 25, 2009
Schedule 14A
Filed on April 7, 2009
File No. 001-06541

VIA EDGAR FILING AND FACSIMILE TRANSMISSION

Dear Mr. Rosenberg:

We acknowledge receipt of the letter of comment dated June 22, 2009 from the Commission (the “Comment Letter”) with regard to the above captioned filings. Our responses to the Comment Letter are set forth below. To the extent applicable, our responses are consistent with the responses provided separately by our subsidiary, CNA Financial Corporation (“CNA”). Our responses are organized by reference to the applicable numbers used in the Comment Letter. For your convenience, the comments presented in the Comment Letter have been repeated herein and are followed by our responses.

Form 10-K for the Year Ended December 31, 2008

General

Comment 1

We note your request to reflect the responses to our prior comments 13 through 17 in your next definitive Schedule 14A.  Please provide a draft of all proposed disclosure to be included in the filing.

Company Response

Attached as Exhibit A is a draft excerpt from our 2009 Definitive Schedule 14A which has been revised to give pro forma effect to our response to comments 13 through 17 of the Staff’s letter of April 23, 2009 and comment 3 of the June 22, 2009 letter.

United States Securities and Exchange Commission
July 24, 2009

Subject to necessary changes to reflect the different factual circumstances which will exist when our 2010 Definitive Schedule 14A is filed next year, we intend to include equally comprehensive disclosure in the 2010 filing.

Financial Statements

Note 3 - Investments, page 140

Comment 2

We have reviewed your response to prior comment seven.  You stated that there were OTTI losses of $324 million on securities where the cash flows expectations had changed significantly from the original expectations but that based on current available information and results of your modeling there was no evidence that the impairment was other-than-temporary.  Please enhance your disclosures as follows:

•	Disclose the current available information that you relied upon in forming the conclusion that the impairment was other-than-temporary, and
•	Disclose the assumptions in the models and the results of your modeling that indicate that the impairment was other-than-temporary.

Please also tell us in quantitative and qualitative terms how you determined and defined whether cash flow expectations had changed significantly from the original expectations.

Company Response

As disclosed on page 145 of our 2008 Annual Report on Form 10-K, we recorded $465 million in pretax other-than-temporary impairment (“OTTI”) losses in 2008 on asset-backed securities. Included in this amount was $324 million in pretax losses on 55 securities that were subject to the impairment guidance within EITF Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to be Held by a Transferor in Securitized Financial Assets, as amended by FASB Staff Position No. EITF 99-20-1, Amendments to the Impairment Guidance of EITF Issue No. 99-20 (collectively, “EITF 99-20”). EITF 99-20 excludes from its scope “beneficial interests in securitized financial assets that are of high credit quality.” As a matter of practice, we consider asset-backed securities that have a rating less than AA (or the equivalent) from a nationally recognized rating agency to be within the scope of EITF 99-20. Consequently, we do not limit the scope of our EITF 99-20 analysis to equity tranches of structured securities, exclusively. In the course of determining whether a cash flow impairment under EITF 99-20 is appropriate, we consider a number of factors including deal structure, collateral, credit support, over-collateralization, payment delinquencies, default experience and risk of default. Our EITF 99-20 evaluation process is described more fully in the disclosures located on pages 110, 113, 141 and 145 of our 2008 Annual Report on Form 10-K.

We do not typically invest in equity tranches or asset-backed securities that are not investment grade when initially purchased. Our disclosures located on pages 113 and 145 of our 2008 Annual Report on Form 10-K state that our general practice is to hold investment grade asset-backed positions senior to other subordinate tranches within a deal structure that provide us with additional default protection. In addition, on page 113 we disclosed that only $248 million of the $7,764 million of fair value in asset-backed securities were in securities rated less than investment grade or in traditional equity tranches at year end 2008. Furthermore, of this amount, equity tranches represented only $3 million of the total fair value. The remaining $245 million in fair value (99% of the non-investment grade category) were securities that were downgraded from investment grade subsequent to the date the particular securities were purchased. The $248 million of non-investment grade asset-backed securities held represent less than 1% of our total invested assets.

Based upon the discussion above, we respectfully submit that no additional disclosure is required.

United States Securities and Exchange Commission
July 24, 2009

DEF14A

Compensation Discussion and Analysis, page 9

Incentive Compensation Awards, page 9

Comment 3

We note your response to our prior comment 15 and reissue the comment.  Please disclose what specific criteria were considered by the Committee when deciding how to allocate the established bonus pool of 4% of Performance Based Income to each of the named executive officers participating in the pool.  Please quantify the amount of the pool allocated to each NEO, as well as the dollar target and maximum amounts set forth for each NEO.

Company Response

The following language has been included in Exhibit A to this letter.

In allocating the bonus pool and setting the target award and maximum award for each Named Executive Officer, the Committee takes into account the factors described in “Overview” above, including the individual’s duties, expected performance of those duties and compensation history, and the Company’s goal of increasing shareholder value and reasonably rewarding superior performance while eschewing formula-driven plans which have the potential of providing unreasonably high compensation levels.  With respect to each Named Executive Officer, other than the chief executive officer, the Committee gives great weight to the recommendations of the chief executive officer.  The Committee relies on these qualitative factors, together with the broad discretion it has to reduce awards below the target award, as well as to increase awards up to the maximum amount, and has determined not to establish specific, quantitative criteria, numerical formulas or performance measures.

The 2008 target and maximum awards and the share of the Pool allocated to each Named Executive Officer are as follows:

	Share of 4%
Name	Pool Allocated	Target Award	Maximum Award
James S. Tisch	19.0%	$2,500,000	$3,500,000
Andrew H. Tisch	16.0%	2,100,000	3,500,000
Jonathan M. Tisch	16.0%	2,100,000	3,500,000
David B. Edelson	18.4%	2,425,000	3,000,000
Peter W. Keegan	11.5%	1,510,000	2,200,000

United States Securities and Exchange Commission
July 24, 2009

As requested in your letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Although we are of course amenable to enhancing our disclosures in the context of the Comment Letter, our responses should not be considered an indication that we believe any disclosures in the captioned Form 10-K and Schedule 14A filings were inadequate or incorrect in any material respect.

If you have any questions or further comments, please feel free to contact me at (212) 521-2950, or via fax at (212) 521-2329.

Very truly yours,

/s/ Peter W. Keegan
Peter W. Keegan
Senior Vice President and
Chief Financial Officer

Cc:  Ibolya Ignat, Division of Corporation Finance Staff Accountant

United States Securities and Exchange Commission
July 24, 2009

Exhibit A

2009 Definitive Schedule 14A
COMPENSATION DISCUSSION AND ANALYSIS
Pro Forma adjusted to reflect the response to the Staff’s comments.

* * * *

      Incentive Compensation Awards.  A significant portion of compensation of our Named Executive Officers comes from awards under our Incentive Compensation Plan for Executive Officers (“Incentive Compensation Plan”).  This element of our compensation program makes a significant portion of the executive’s annual compensation dependent on the Company’s attainment of a pre-determined level of net income.  Under the Incentive Compensation Plan the Compensation Committee employs both quantitative factors - our attainment of the performance goal discussed below, and qualitative factors - the Compensation Committee’s assessment of the individual’s performance.

      As more fully described below, under the terms of the Incentive Compensation Plan, the Compensation Committee in granting awards establishes a target amount and maximum award for each participant and retains full negative discretion to reduce awards despite the fact that funds may be available in the performance bonus pool.  This allows the Compensation Committee to review and evaluate each participant’s performance in light of the year end results which, we believe, serves to discourage excessive risk taking.  We believe the features of the Incentive Compensation Plan help align the interests of our executive officers with those of our shareholders.

      Under the Incentive Compensation Plan, during the first quarter of each year our Compensation Committee establishes an annual performance bonus pool, expressed as a percentage of our Performance Based Income for that year. Performance Based Income is a term defined in the Incentive Compensation Plan to mean our consolidated net income as adjusted by the Compensation Committee in its sole discretion to take into account specific factors that may impact our business generally which the Compensation Committee deems reasonable and appropriate to exclude or include.  Among other things, the Compensation Committee may take into account realized and unrealized gains and losses, accounting changes, the potential impact of acquisitions and dispositions, charges relating to litigation, charges relating to reserve strengthening and adverse development associated with prior accident years at CNA, the impact of catastrophes and the impact of changes in legislation or regulation.

      After establishing the performance bonus pool for the year, the Compensation Committee then allocates a portion of that pool (expressed as a percentage of Performance Based Income) to each of the Named Executive Officers and other executive officers who are participating in the Incentive Compensation Plan and are eligible to receive incentive compensation awards.  The Compensation Committee establishes a target award (expressed as a dollar amount) for each participant, based on its assessment of the individual’s expected performance of his duties, with the intention that the incentive compensation award will not exceed the target award (even if the objective formula permits payment of an award in excess of the established target) except based on the Compensation Committee’s discretion.  The Compensation Committee also establishes, for each participant, a maximum award (expressed as a dollar amount) to potentially award a bonus amount that exceeds the pre-established target award based on the Compensation Committee’s discretion.  In addition, in accordance with the Incentive Compensation Plan, it has been the practice of the Compensation Committee to retain negative discretion in the payment of awards, which allows the Committee to reduce or eliminate any award at the Committee’s discretion.

      Once Performance Based Income for the year has been determined, typically in February of the following year, the Compensation Committee will review and re-assess each participant’s performance for such year and, based upon such review and re-assessment, will award incentive compensation out of each executive’s allocated percentage of the performance bonus pool.  Based on such review and assessment, the Compensation Committee, in its discretion, will determine whether to award incentive compensation that meets or exceeds the target award (up to the maximum award established for that individual) or that is lower than the target award.

      For 2008, the Compensation Committee established a performance bonus pool (“Pool”) of 4% of Performance Based Income, ~~and~~ which it determined was an appropriate level to give it the ability to recognize the performance of Plan participants, which includes all of the Company’s executive officers, including the Named Executive

United States Securities and Exchange Commission
July 24, 2009

Officers, while not unduly burdening the Company’s financial position with potentially excessive compensation.  There is no expectation that the entire Pool will, in fact, be awarded and paid out.  The Committee’s practice has been to pay bonuses amounting to only a fraction of the Pool.  The potential for excessive compensation is further limited by the setting of target levels as well as absolute maximum amounts for each Named Executive Officer.

    In allocating the bonus pool and setting the target award and maximum award for each Named Executive Officer, the Committee takes into account the factors described in “Overview” above, including primarily the individual’s duties, expected performance of those duties and compensation history and the Company’s goal of increasing shareholder value and reasonably rewarding superior performance while eschewing formula-driven plans which have the potential of providing unreasonably high compensation levels.  With respect to each Named Executive Officer, other than the chief executive officer, the Committee gives great weight to the recommendations of the chief executive officer.  The Committee relies on these qualitative factors, together with the broad discretion it has to reduce awards below the target award as well as to increase awards up to the maximum amount, and has determined not to establish specific, quantitative criteria, numerical formulas or performance measures.  The 2008 target and maximum awards and the share of the Pool allocated to each Named Executive Officer are as follows:

	Share of 4%
Name	Pool Allocated	Target Award	Maximum Award
James S. Tisch	19.0%	$2,500,000	$3,500,000
Andrew H. Tisch	16.0%	2,100,000	3,500,000
Jonathan M. Tisch	16.0%	2,100,000	3,500,000
David B. Edelson	18.4%	2,425,000	3,000,000
Peter W. Keegan	11.5%	1,510,000	2,200,000

   The Compensation Committee also determined that Performance Based Income for 2008 would mean our consolidated net income, without taking into account the impact of several items.  In making this determination, the Compensation Committee concluded that the impact of these items would not be appropriate in measuring performance, but, by reserving to itself the ability to exercise negative discretion to reduce an award otherwise payable, the Compensation Committee in effect retains the ability to take these items, and any other factors it deems relevant, into account in awarding incentive compensation.  The items identified for 2008 and the reason for including them were:

1.  The Effect of Accounting Changes.  This item was excluded for the following reasons (i) by its nature it is not a cash item; (ii) it is not within the control of the Company or any Named Executive Officer, and (iii) it has the possibility of increasing or decreasing net income in ways that may not be predictable when Performance Based Income is established.

2.  Net Losses Attributed to the Impairment of Goodwill.  This item was excluded for the following reasons:  (i) it is not a cash item, and (ii) under generally accepted accounting principles goodwill is accounted for under an impairment based model under which goodwill is subject to reduction, resulting in charges to income, based on a decline in fair value, but cannot be increased in subsequent periods if fair values rise.

3.  Net Losses Attributed to Any Charges Resulting From the Application of the Full Cost Ceiling Limitation in Relation to the Valuation Ceiling of Proved Reserves at HighMount Exploration and Production, LLC.  This item was excluded for the following reasons:  (i) it is not a cash item; (ii) it is based upon a measurement of proved reserves reflecting a point-in-time spot price which does not take into account the long-lived nature of HighMount’s reserves; and (iii) like goodwill impairments, it cannot be increased in subsequent periods should prices rise.

4.  Realized Gains and Losses.  The Compensation Committee determined to exclude both realized gains and realized losses since, at least to a certain extent, the decision to realize a gain or a loss could be a discretionary decision. Accordingly, by excluding realized gains and losses, any implication that an individual could be wrongly motivated in taking or failing to take a gain or loss in an effort to impact consolidated net income would be removed. In addition, a significant component of the Company’s realized investment gains and losses in recent years has included “other-than-temporary-impairments” of investment securities. As is the case with respect to goodwill impairments and charges relating to the ceiling test, these impairments can only result in charges; any subsequent increase in the market value of an impaired security can only be recognized if that security is sold.

United States Securities and Exchange Commission
July 24, 2009

5.  Charges Relating to Reserve Strengthening and Adverse Dividend or Premium Development at CNA Associated with Accident Years Prior to 2000 Related to Claims Within a Limited Number of Claim Categories.  The Compensation Committee determined to exclude these charges because it believed that reserving practices and decisions made prior to 2000 in areas where there has been significant and unanticipated adverse developments with respect to a limited number of claim categories, principally asbestos, pollution and mass tort claims, is not an appropriate measure of current performance.

6.  Catastrophe Losses of CNA in Excess of CNA’s 2008 Budgeted Amount, but Not Less Than Such Budgeted Amount.  The level of catastrophes that impact a property and casualty insurer is, of course, unpredictable and, accordingly, not an appropriate way to measure performance. On the other hand, Performance Based Income should not be increased just because of a low level of catastrophes in any year. The Compensation Committee believes that the amount for catastrophe losses budgeted at the beginning of each year – which at times has been higher or lower than the actual level of catastrophe losses – is more appropriate.

7.  Any Gain or Loss on Disposal of Discontinued Operations (but not income from operations of the discontinued business) Resulting From the Exchange of Lorillard, Inc. Common Stock for the Company’s Common Stock in the 2008 Spin Off of Lorillard, Inc.  When the Compensation Committee established the definition of Performance Based Income for 2008, it was advised by Management that in the event the proposed exchange offer of the Company’s Common Stock for newly issued shares of Lorillard, Inc. in connection with the separation of Lorillard, Inc. occurred in 2008, it could result in substantial non-cash income to the Company. In fact, as a result of the exchange offer which was consummated in June 2008, the Company recognized a tax-free gain of $4.3 billion, which was offset by an equal reduction in shareholders’ equity. Accordingly, this gain was excluded in determining Performance Based Income.

8.  Charges Relating to the Disposition, by Judgment or Settlement, of Smoking and Health Related Litigation, Excluding Litigation Related to Filter Cases.  The Company’s former subsidiary, Lorillard, Inc., has been subject to numerous claims for damages related to its cigarette business allegedly resulting from action taken many years ago. In connection with the spin-off of Lorillard, Inc., Lorillard indemnified the Company from any and all claims relating to the operation of its business, including smoking and health claims. In light of this, the Compensation Committee determined that any charges of this nature would not be appropriate in determining Performance Based Income in awarding incentive compensation.

   An integral part of the implementation of the Incentive Compensation Plan by the Compensation Committee is the retention by the Committee of negative discretion with respect to the award to each Named Executive Officer, allowing the Committee to reduce or eliminate any award notwithstanding the existence of Performance Based Income. This gives the Committee the flexibility to appropriately evaluate the performance of each Named Executive Officer in light of, not only the level of Performance Based Income, but in relation to the Company’s consolidated net income and the individual’s performance.

After giving effect to these adjustments, 2008 Performance Based Income was approximately 42% of consolidated net income for the year.

Following determination of our consolidated net income and Performance Based Income for 2008, the Compensation Committee granted incentive compensation awards under the Incentive Compensation Plan at the target amounts established at the beginning of the year.  The Compensation Committee’s determination to award the target amount for each Named Executive Officer in 2008 is essentially qualitative, rather than formula-driven. In addition to the factors used in setting the award levels at the beginning of the performance period, the Committee took into account the following factors:  (i) an emphasis on consistent, long term, superior performance by the individual; (ii) the Committee’s evaluation of the performance of each Named Executive Officer based on the direct observation of such performance, since each Named Executive Officer regularly reports to the Board on the Company’s operations; (iii) with respect to each Named Executive Officer, other than the chief executive officer, executive sessions with the chief executive officer in which each Named Executive Officer’s performance is reviewed and evaluated; (iv) the Committee’s general practice not to exceed the target award, except in exceptional circumstances; (v) the Company’s performance during the year; (vi) the Committee’s compensation philosophy against excessive or unreasonable compensation levels; (vii) primarily with respect to the Company’s chief executive officer, his ability to demonstrate leadership, especially in the difficult economic and business climate in

United States Securities and Exchange Commission
July 24, 2009

2008; and (viii) with respect to each Named Executive Officer, the successful accomplishment of the separation and spin-off of the Company’s former subsidiary, Lorillard, Inc.

As a result, the Compensation Committee granted awards to our executive officers which amounted to approximately 17% of the total amount available for award under the Incentive Compensation Plan.  ~~The Compensation Committee determined, for each Named Executive Officer, to neither increase any award above the target, nor to reduce any award below the target.  This was determined by the Compensation Committee in executive session following a meeting with our Chief Executive Officer.~~    The awards under this Plan for each of the Named Executive Officers are included in the column entitled “Non-Equity Incentive Plan Compensation” on the Summary Compensation Table, below.

   Compensation under the Incentive Compensation Plan meets the requirements of the Internal Revenue Code for the deductibility for federal income tax purposes.

* * * *

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

   None of the members of our Compensation Committee has ever been an officer or employee of the Company, or is a participant in a transaction disclosed, or required to be disclosed, under the heading “Transactions with Related Persons”, below.  None of our executive officers serves as a member of the compensation committee or board of directors of any entity that has an executive officer serving on our Compensation Committee or as a director of the Company.